                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                 --------------

                               AMENDMENT NO. 1 TO

                                    FORM 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                                 ---------------

                               JUST FOR FEET, INC.
             (Exact name of registrant as specified in its charter)

              Delaware                                 63-0734234
(State of incorporation or organization)           (I.R.S. Employer
                                                    Identification No.)

                             7400 Cahaba Valley Road
                            Birmingham, Alabama 35242
                            Telephone: (205) 408-3000
          (Address, including zip code, of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class             Name of each exchange on which
           to be so registered             each class is to be registered
           -------------------             ------------------------------

                None                                   None

                                 ---------------

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

                                 ---------------

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, $.0001 Par Value Per Share
                    ----------------------------------------
                                (Title of Class)
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Item 1.    Description of Registrant's Securities to be Registered

           On June 26, 1998, the registrant, Just For Feet, Inc., a Delaware corporation (the "Company"), and Just For Feet, Inc., an Alabama corporation ("Just For Feet--Alabama"), completed a merger (the "Merger") of Just For Feet--Alabama with and into the Company, with the Company being the surviving corporation, for the purpose of effecting a change of domicile from Alabama to Delaware. Pursuant to Regulation 12g-3(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Common Stock of the Company is deemed to be registered pursuant to Section 12(g) of the Exchange Act. In addition, the Company has assumed all registration statements and reports filed by Just For Feet--Alabama under either the Exchange Act or the Securities Act of 1933, as amended.

           The following information is being filed to set forth a current description of the capital stock of the Company. The discussion set forth below is qualified in its entirety by reference to the Certificate of Incorporation (the "Certificate") and the Bylaws of the Company (the "Bylaws"), copies of which are attached as Exhibits B and C, respectively, to the Proxy Statement of Just For Feet--Alabama relating to the Merger, as filed with the Commission on April 24, 1998.

General

           The Certificate authorizes the issuance of 70,000,000 shares of common stock, par value $0.0001 per share ("Common Stock"), and 5,000,000 shares of preferred stock, par value $0.0001 per share ("Preferred Stock").

Common Stock

           Holders of Common Stock are entitled to one vote on each matter submitted to a vote at a meeting of stockholders. The Common Stock does not have cumulative voting rights. The Common Stock has no preemptive rights and no redemption or conversion privileges. Subject to any preferences of any outstanding Preferred Stock, the holders of the outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may, from time to time, determine, and upon liquidation and dissolution are entitled to receive all assets available for distribution to the stockholders. A majority vote of shares represented at a meeting at which a quorum is present is generally sufficient for actions that require the vote of stockholders, except as otherwise provided in the Certificate.

           The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of Preferred Stock which the Company may designate and issue in the future.

Preferred Stock

           The Company's Board of Directors may, without further action by stockholders, from time to time, issue shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences, and limitations of each series. Any dividend preference of any Preferred Stock which may be issued would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution, or winding-up of the Company before any payment is made to the holders of Common Stock. Issuances of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of holders of Common Stock. In addition, the issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders of the Company.

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Certain Provisions of the Certificate and the Bylaws

           Monetary Liability of Directors. The Certificate includes a provision which eliminates the personal liability of the Company's directors for monetary damages resulting from breaches of their fiduciary duty of care (provided that such provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations of Section 174 of the Delaware General Corporation Law (the "Delaware Law"), or for any transaction from which the director derived an improper personal benefit). This provision does not limit or eliminate the right of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Delaware Law.

           No Right to Act By Written Consent or Call Special Meetings. The Certificate provides that stockholders may act only at an annual or special meeting of stockholders and not by written consent. In addition, the Certificate provides that special meetings of stockholders may be called only by a majority of the Board of Directors. Stockholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders.

           Stockholder Proposals to be Considered at Meetings and Stockholder Nominations of Directors. The Bylaws contain an advance notice procedure applicable to both the proposal of business to be considered at a meeting and the nomination of directors, but require such notice by a stockholder in connection with the Company's annual meeting to be delivered to the Company not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting. If the annual meeting is more than 30 days before or more than 60 days after such anniversary date, however, notice by the stockholder to be timely must be delivered no earlier than 90 days prior to the annual meeting and no later than the later of 60 days prior to the annual meeting and the 10th day following the issuance by the Company of a press release announcing the meeting date. Such notice must set forth, at a minimum
(i) as to the stockholder giving notice and, if applicable, the beneficial owner or the person on whose behalf such proposal is being made (A) the name and address of such person as such information appears on the books of the Company,
(B) the class and number of such shares of the Company which are owned beneficially and of record by such person; (ii) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting; (iii) a representation that the stockholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or in proxy at such meeting to propose such business; and (iv) any material interest of the stockholder in such business.

           Amendment of the Certificate and Bylaws. Under the Delaware Law, the stockholders have the power to adopt, amend or repeal bylaws; however, the certificate of incorporation may confer such power upon the board of directors, although in doing so it may not divest the stockholders of their power to adopt, amend or repeal the bylaws. The Certificate provides that the Board of Directors is authorized to adopt, repeal, alter, and amend the Bylaws. The Certificate also contains a supermajority (75%) voting requirement for adoption, alteration, or repeal of, or amendment to, the Bylaws by the stockholders.

           In addition to the supermajority vote required to amend the Bylaws, the Certificate provides in Article XI that Article XI and the following provisions of the Certificate may be amended or repealed only by the affirmative vote of the holders of at least 75% of the votes entitled to be cast in an election by the holders of all the then outstanding capital stock of the
Company: (i) Article VI, which limits or eliminates the monetary liability of directors for a breach of their fiduciary duty in certain circumstances; (ii)
Article VII, which provides that elections of directors need not be by written ballot unless the Bylaws so provide; (iii) Article VIII, which allows the Board of Directors to amend or repeal any provision of the Bylaws and requires the affirmative vote of 75% of the stockholders for the stockholders to adopt, amend, alter or repeal the Bylaws; (iv) Article IX, which eliminates the ability of stockholders to take action by written consent; and (v) Article X, which provides that only the Board of Directors can call special meetings of stockholders.

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The Delaware Law provides generally that a corporation's certificate of incorporation may be amended by a vote of stockholders holding a majority of the outstanding stock. Where the certificate of incorporation requires a supermajority vote with respect to a particular matter, however, the same supermajority vote is required to amend such supermajority voting requirement of the certificate of incorporation. Therefore, both the Delaware Law and the Certificate provide that in order to amend or repeal the provisions in the Certificate which require the affirmative vote of the holders of not less than 75% of the then outstanding common stock, the same 75% vote will be necessary to amend such provisions.

Certain Provisions of Delaware Law

           Certain Business Combinations. Under Section 203 of the Delaware Law ("Section 203") certain "business combinations" with "interested stockholders" of Delaware corporations are subject to a three-year moratorium unless specified conditions are met. Section 203 prohibits certain mergers, consolidations, sales of assets and other transactions with an "interested stockholder" (generally a 15% stockholder or group of stockholders) for three years following the date the stockholder became an interested stockholder. This prohibition on business combinations is subject to certain exceptions, the most significant of which are that the prohibition does not apply if: (i) the business combination or transaction in which the stockholder becomes an interested stockholder is approved by the corporation's board of directors prior to the stockholder becoming an interested stockholder; (ii) the business combination is with an interested stockholder who became an interested stockholder in a transaction whereby he acquired 85% of the corporation's voting stock, excluding shares held by directors who are also officers and certain employee stock plans; or (iii) the business combination is approved by the corporation's board of directors and authorized at a meeting by the affirmative vote of at least 66_% of the outstanding voting stock which is not owned by the interested stockholder.

           Section 203 only applies to Delaware corporations which have a class of voting stock that is listed on a national securities exchange, authorized for quotation on the Nasdaq Stock Market, or held of record by more than 2,000 stockholders. Because the Common Stock is presently listed on the Nasdaq Stock Market, it is anticipated that Section 203 will be applicable to the Company. A Delaware corporation may elect not to be governed by Section 203 by including a provision to that effect in its certificate of incorporation or bylaws. The Certificate does not contain any such provision and, accordingly, the Company believes it will be subject to the provisions of Section 203.

Item 2.    Exhibits

           Exhibit No.           Description
           -----------           -----------

           3.1                   Certificate of Incorporation of the Company (1)

           3.2                   By-Laws of the Company (2)

           4.1 Form of certificate representing shares of Common Stock of the Company

--------------------

(1) Incorporated by reference to Exhibit B to the Company's 1998 Definitive Proxy Statement as filed with the Commission on April 24, 1998.

(2) Incorporated by reference to Exhibit C to the Company's 1998 Definitive Proxy Statement as filed with the Commission on April 24, 1998.


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                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           JUST FOR FEET, INC.


                                      By: /s/ Eric L. Tyra
                                          -------------------------------------
                                          Name: Eric L. Tyra
                                          Title: Chief Financial Officer

Date:    February 25, 1999



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                                  Exhibit Index
                                  -------------




         Exhibit No.                        Description
         -----------                        -----------

         3.1                  Certificate of Incorporation of the Company (1)

         3.2                  By-Laws of the Company (2)

         4.1 Form of certificate representing shares of Common Stock of the Company

--------------------

(1) Incorporated by reference to Exhibit B to the Company's 1998 Definitive Proxy Statement as filed with the Commission on April 24, 1998.

(2) Incorporated by reference to Exhibit C to the Company's 1998 Definitive Proxy Statement as filed with the Commission on April 24, 1998.



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